OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PENSON WORLDWIDE, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
709600 10 0
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 5

CUSIP No.	709600 10 0

1	NAMES OF REPORTING PERSONS: Joseph Kelly Gray

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		25,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,539,242

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,000

WITH:	8	SHARED DISPOSITIVE POWER:

		1,539,242

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,546,242

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1 of 5

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of J. Kelly Gray. This Schedule 13G relates to the Common Stock, $0.01 par value per share (the “Common Shares”), of Penson Worldwide, Inc., a Delaware corporation, owned by Mr. Gray through options exercisable within 60 days and through the Gray Family 1999 Investment Trust (the “Trust”), for which Mr. Gray serves as trustee, KG Asset Management Ltd. (“KG”), for which Mr. Gray serves as President of its general partner, KG Asset Management GP LLC (“KG GP”), and Service Lloyds Insurance Company (“Service Lloyds”), for which he serves as Chairman, President and Chief Executive Officer.

Item 1(a)	Name of Issuer.

Penson Worldwide, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

Item 2(a)	Name of Person Filing.

Joseph Kelly Gray

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

c/o Service Lloyds Insurance Company
6907 Capital of Texas Highway
Suite 290
Austin, TX 78731

Item 2(c)	Citizenship or Place of Organization.

Mr. Gray is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01

Item 2(e)	CUSIP Number.

709600 10 0

Item 3	Reporting Person.

Inapplicable.

3 of 5

Item 4	Ownership.

(a) Mr. Gray beneficially owns 1,564,242 Common Shares.

(b) Mr. Gray is the beneficial owner of 6.0% of the outstanding Common Shares. This percentage is determined by dividing 1,564,242 by 26,029,180, the number of Common Shares issued and outstanding as of October 30, 2006, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2006 filed on November 1, 2006 with the Securities and Exchange Commission (the “Quarterly Report”) plus the 1,085,294 Common Shares issued in connection with the acquisition of the securities clearing business of Schonfeld Securities, LLC and the 25,000 Common Shares issuable upon the exercise of his options.

(c) Mr. Gray has the sole right to vote and dispose of the 25,000 Common Shares relating to his options that are exercisable within the next 60 days and the shared right to vote and dispose of 1,539,242 Common Shares as trustee of the Trust, President of KG GP and Chairman, President and Chief Executive Officer of Service Lloyds.

The filing of this Schedule 13G shall not be construed as an admission that Mr. Gray is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 752,711 Common Shares owned by the Trust and Service Lloyds. Pursuant to Rule 13d-4, Mr. Gray disclaims all such beneficial ownership except to the extent of his pecuniary interest.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

4 of 5

Item 10	Certification.

Inapplicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 8, 2007

/s/ JOSEPH KELLY GRAY
Joseph Kelly Gray

5 of 5